Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Provides Update on Gahcho Kue Project

            Shares Issued and Outstanding: 59,895,481
            TSX: MPV
            AMEX: MDM

            TORONTO and NEW YORK, May 13 /CNW/ - Mountain Province Diamonds Inc ("the
Company") today provided an update on progress at the Gahcho Kue diamond project in Canada's Northwest Territories, which is a joint venture between the Company (49%) and De Beers Canada Inc (51%).

            Gahcho Kue Geology and Resource Models

            On December 17, 2007, Mountain Province announced that it had been advised by the Gahcho Kue project operator, De Beers Canada Inc ("De Beers"), that the updated Gahcho Kue geology and resource models would be released early in the second quarter of 2008. De Beers has now advised the Company that work on the updated geological and resource models is ongoing. De Beers has also advised the Company that when complete, the updated geological and resource models will only be "interim" and will not be compliant with National
Instrument 43-101 (NI 43-101), i.e. they will not be in a form which will permit public disclosure to Mountain Province shareholders. Once the updated geological and resource models are available, the Company will consult with
Mr. Carl Verley (the Company's qualified person under NI 43-101) and the
Ontario Securities Commission to establish what further work is required in order for the results of these updates to be made available to Mountain
Province shareholders.

            2008 Tuzo Bulk Sampling Program

            On March 19, 2008, the Company announced the successful conclusion of the large-diameter drill program at the Tuzo kimberlite and that the concentration of the bulk samples at De Beers' Grand Prairie facility would be completed by the end of May, 2008. De Beers has advised Mountain Province that the concentration of the bulk sample has been completed ahead of schedule and that diamond recovery from the Tuzo bulk sample is currently taking place at De
Beers' GEMDL facility in South Africa, following which the entire Tuzo diamond parcel will be sent to the Diamond Trading Company (DTC) in London for cleaning and valuation. Results from this program will be released as soon as they are available.

            Conceptual Study Update

            On December 17, 2007, Mountain Province announced that it had been advised by De Beers that the update of the 2006 Gahcho Kue conceptual study would be completed by the second quarter of 2008. De Beers has now advised the
Company that work on the updated study is ongoing. De Beers has also advised the Company that the updated study to be provided by the project Operator will not be complaint with NI 43-101. Once the updated study is available, Mountain
Province will address this issue with the Company's technical advisors, JDS
Mining, and the Ontario Securities Commission to establish what further work is required in order for the results of the update to be made available to
Mountain Province shareholders.

            Permitting

            The Mackenzie Valley Environmental Impact Review Board (MVEIRB) published the final terms of reference for the Gahcho Kue Environmental Impact Statement
(EIS) on October 5, 2007. Details of the terms of reference are available on the website of the MVEIRB at www.mveirb.nt.ca.

            On May 9, 2008, the project Operator, De Beers, addressed a letter to the
MVEIRB stating:
            "In our letter of December, 2007, De Beers Canada Inc. anticipated that the Environmental Impact Statement (EIS) for the Environmental Impact Review
of the Gahcho Kue Project would be filed in June 2008. Since that time the
Gahcho Kue team has been focused on preparing an EIS that meets the Terms of
Reference. The preparation of a draft EIS is nearing completion. However, the
Joint Venture has taken the decision to defer filing of the EIS at this time.
To assist with planning the Panels activities, we will notify the Board in advance of the expected filing date in the late fall of 2008."

            Rough Diamond Pricing

            In 2006 Mountain Province retained WWW International Diamond Consultants
(WWW) to conduct an independent valuation of the Gahcho Kue diamonds. WWW concluded that the average value for the Gahcho Kue diamonds was approx. $83 per carat. It is now reported by independent diamond analysts that rough diamond prices increased by 25 percent in 2007 and are up by a further 11 percent so far in 2008. Commenting, Mountain Province President and CEO,
Patrick Evans said: "Based on the cumulative 36 percent increase in average rough diamond prices since 2006, it is reasonable to conclude that the average value for the Gahcho Kue diamonds is now more than $112 per carat, which is very encouraging."

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting stage of development.

            Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
            (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 12:21e 13-MAY-08